

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
Leo Yi
Chief Financial Officer
China Commercial Credit, Inc.
No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People's Republic of China
(86-0512) 636-0022

> **Re:** **China Commercial Credit, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 15, 2014**
> **File No. 333-193360**

Dear Mr. Yi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please note the updating requirements in accordance with Rule 3-12 of Regulation S-X. Please also provide updated consents in your next filing amendment.

Cover Page

2.   Please reconcile your fee table to be consistent with the Prospectus. In this regard, we note that you have registered only 1,495,000 warrants when the Prospectus cover page indicates one warrant will be issued for all shares to be sold in the offering. Please add warrants or state investors will receive one-half warrant for each share purchased in your

offering. Similarly, please ensure that you have registered a sufficient amount of common stock underlying your warrants, as we note your disclosure on page 91 that an odd number of warrants will, upon exercise, be rounded up to the nearest whole number of common shares. Moreover, footnote (6) references an over-allotment option yet the Prospectus cover page does not describe an over-allotment option. Revise the Prospectus cover page to clarify that underwriters have an over-allotment option and describe the separate option for the 130,000 shares. Finally, disclose all of the warrant exercise prices on the cover page of the Prospectus, e.g., 50% of the offering price.

The Company, page 2

General, page 2

3.   We note your disclosure on page three that as of the date of this prospectus, none of the initial public offering (IPO) proceeds have in fact been contributed to the registered capital of Wujiang Luxiang due to the applicable governmental agencies not having given their necessary approvals. You further state that you expect such contributions will be finalized in the first quarter of 2014. Please tell us and amend the relevant sections of your filing to address the following:

- Explain the circumstances surrounding why the applicable government agencies have not approved the IPO proceeds to be contributed to Wujiang Luxiang;
- Explain your basis for concluding that such approvals are expected to occur in the first quarter of 2014. Please also provide an update as to the status of this pending approval;
- Discuss what you have done with the IPO proceeds since August 2013, the IPO date. For example, if you have invested such proceeds, please discuss this in further detail along with the related income received;
- Discuss whether there are any legal implications as a result of these IPO proceeds not being contributed to Wujiang Luxiang; and
- We note disclosure on page three that states that "the lending capacity of Wujiang Luxiang is limited to the aggregate of its registered capital, any capital it borrows and profits generated from operation." Please discuss the financial statement impact that has resulted from these IPO proceeds not being contributed to Wujiang Luxiang and therefore eligible for lending.

Business Strategy, page 3

4.   Revise your third paragraph to disclose:

- The provincial tax rate that Pride Financial Leasing (Suzhou) Co. Ltd ("PFL") is exempt from as a result of the Wujiang Economic and Technological Development Zone ("WETDZ") awards; whether other taxes still apply; the frequency that the WETDZ awards will be granted; the portion of PFL taxes that are reserved for

WETDZ; the portion of PFL taxes that are reserved for the science and technology award; the "pro rata", i.e., how much capital gets what size award; and whether the exemption is based on law or contract;

- Whether any of the expected loans will be from related parties; and
- Whether you will be able to immediately increase the registered capital of PFL with the proceeds from this offering.

Make corresponding revisions throughout your registration statement.

CCC, page 7

5. Please amend your filing to reconcile the number of holders of record for your common stock as of the date of your prospectus as we note different amounts disclosed here when compared to page 39.

Corporate Structure

PFL, page 10

6. Revise to disclose how many hours per week Messrs. Qin and Yi will spend with PFL and Wujiang Luxiang, respectively.

Risk Factors, page 16

7. Noting the risk factor relating to PFL on page 22, revise to disclose the information on page 4 where the business strategy on PFL is discussed. In addition, advise the staff, with a view towards additional disclosure, whether WFOE or any other related entities have registered capital or registered capital requirements.

8. Revise the risk factor at the bottom of page 24 regarding the uncertainty of the preferential tax treatment to disclose if the taxes were paid monthly in 2013, the amount paid through September 30, 201, tax receivable at September 30, 2013, and a clear explanation of how the receivable was calculated.

Risks Relating to This Offering and Our Securities, page 32

9. Revise your risk factor regarding the use of proceeds on page 34 to prominently note that none of the funds raised in your initial public offering have been used in the manner you disclosed they would be.

Use of Proceeds, page 38

10.   We note that you will retain broad discretion in the use of proceeds from this offering. Refer to Instruction 7 to Item 504 of Regulation S-K and revise to include a detailed discussion of these contingencies.

Business, page 58

Banking Industry in China, page 58

11.   In your next amendment, please update the information disclosed under this heading with more recent information. For example, we note that the majority of information provided about the City of Wujiang is from 2011. Similarly revise your disclosure, beginning on page 73, under the subheading "Competition for Our Lending and Guarantee Business."

Our History and Corporate Structure, page 60

12.   Supplementally explain why PFL was organized as a wholly-owned subsidiary and disclose whether direct foreign controlling ownership of a for-profit leasing company has ever been approved by the relevant government authorities. Please also provide us with an English translation of the organizing documents of PFL and any pertinent regulations.

Our Business, page 62

Our Services, page 63

Financial Leasing Services, page 66

13.   We note your disclosure on page 22 that pursuant to Foreign Wholly-Owned Enterprise Law and relevant implementation rules, 15% of the U.S. $50 million registered capital of PFL is required to be contributed within three months of PFL obtaining its business license on September 5, 2013 and the remainder to be contributed within two years after the business license is granted. Given that the proceeds from the current offering are to be utilized primarily for the initial contribution to PFL, please revise to disclose your plans for raising the remaining registered capital within the prescribed time period.

14.   Further revise to disclose your plans for initiating business operations through PFL, including but not limited to, the relevant information contained in the second and third risk factors on page 22 and the disclosure required by Items 101(h)(4)(vii)-(ix), (xii) of Regulation S-K.

Loan/Guarantee Application, Review and Approval Process, page 66

15.   We note disclosure on page 67 of the applications processed and rejected during both 2011 and 2012. Please amend your filing to provide similar disclosures for 2013.

Description of Our Financial Leasing Business, page 68

16.   Please provide support for your belief that the residual value of the leased assets at the end of the lease term "will be nominal in most cases" and revise to disclose your plans for assets that are not purchased by lessees at the end of the lease term.

Collateral and Default Assumptions, page 70

17.   Please tell us and amend your filing to explain in further detail how you determined that a loan loss provision of 3% of the lease balance would be representative of the probable losses inherent in your leasing portfolio, considering your disclosure on page 78 that "there is no clear guidance in the reserve requirement for financial leasing companies". Please also reconcile your current disclosure to the "Five-Tier Principal" allocation percentages disclosed on page 72 and revise your filing accordingly.

Business Strategy, page 72

18.   Revise your disclosure on page 73 to discuss your business strategy if you are unable to increase the registered capital of Wujiang Luxiang.

Applicable Government Regulations, page 75

Direct Loans, page 77

19.   We note that you and other "companies are assessed and ranked" by the Finance Office of Jiangsu Province and that "companies in the highest ranking…enjoy preferential treatment." Revise to disclose your rank from the most recent assessment, your expectations for future assessments, and explain any instances when and how your ranking materially affected your business.

Summaries of Certain Key PRC Laws, page 78

20.   Please revise your disclosure underneath this subheading to specifically apply these regulations to your company, your subsidiaries, and Wujiang Luxiang.

Legal Proceedings…, page 85

21.   Revise to disclose the information required by Item 401(g)(1) of Regulation S-K, as appropriate.

Executive Compensation, page 86

Summary Compensation Table, page 86

22.   We note that Mr. Qin and Mr. Yi received $58,536 and $48,780, respectively, in salary during fiscal year 2013, despite narrative disclosure on pages 86 and 87 that their annual base salaries under their employment contracts were $75,000 and $50,000. Please revise to explain this apparent discrepancy.

Certain Relationships and Related Transactions, page 88

23.   Revise to identify Regeneration Capital Group as a promoter and any other disclosure required by Item 404(d)(2) of Regulation S-K.

Options, Warrants and Rights, page 90

24.   Please revise your first paragraph under this heading to identify the warrants that are outstanding or being offered before stating "no [other] options, warrants, or similar rights" exist. Please also identify the underwriter's warrants from this offering, as disclosed on page 92.

Warrants Issued in this Offering, page 91

25.   We note that purchasers will receive a warrant with every share acquired in this offering. Please revise to clarify whether the selling shareholders will compensate you for issuing these warrants and tell us how you plan to account for these warrants upon issuance, citing the relevant authoritative guidance relied upon.

26.   Please revise to clarify whether the exercise price of the warrants is 140% of the price per single share, or 140% of the price per one-half share, of the common stock sold in this offering.

27.   Refer to the second paragraph under this heading. Please do not qualify your discussion in this section. Although you may refer investors to the attached form of warrant agreement for more detailed information, you must provide all of the material terms in this section.

Selling Stockholders, page 95

28.   Revise your disclosure under this subheading to identify if any of the sellers are broker/dealers or affiliates of broker/dealers and also disclose the natural person(s) with voting and investment control over the securities held by the various entities listed. See CD&I Question 140.02 from the Regulation S-K CD&I's. In addition, revise the

narrative to disclose when the shares were acquired and why they are being registered as opposed to other shares being registered for resale, e.g., an agreement, etc.

Underwriting, page 99

29.   Revise your table to show the separate amounts of underwriting discounts and commissions to be paid by the company and the selling shareholders. Refer to Item 508(e) of Regulation S-K.

Notes to Unaudited Consolidated Financial Statements

Note 7. Allowance for Loan Losses, page F-41

30.   We note your disclosure on page F-42 that "to the extent the mandatory loan loss reserve rate of 1% as required by PBOC differs from management's estimates, the management elects to use the higher rate. As of September 30, 2013, the Company utilized Specific Reserve in estimating the loan loss as it is higher than General Reserve of 1%." This disclosure does not appear to be consistent with your critical accounting policy disclosure related to Allowance for loan losses and loan impairment on page 57. Please tell us and revise your filing to clarify this discrepancy.

31.   On a related note, please tell us how you determined that The Provision Guidance issued by the PBOC, and disclosed on page F-42, allows you to utilize either the Specific Reserve or the General Reserve as opposed to considering them as separate components of an overall allowance for loans losses.

32.   Taking into consideration your tabular disclosure on page F-43 of your loan portfolio by aggregate pass rating and classified ratings, please provide us your calculation showing how you utilized the Provision Guidance issued by the PBOC in estimating your loan loss reserve at September 30, 2013. Please also tell us how this calculated amount relates to your total amount of your loan loss reserve according to management's estimates considering your overall Allowance for loan losses and loan impairment policy.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551- 3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Benjamin S. Reichel, Esq.